Exhibit 99.1

Brookfield and Johnson Controls to merge Australian and New Zealand property and facility services operations to create
Brookfield Johnson Controls

Global companies create new entity targeting A$18 billion outsourced property services market in Australia and New Zealand

SYDNEY, 21 November 2012 – Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A, Euronext: BAMA), and global diversified technology and industrial leader Johnson Controls have agreed to merge their Australian and New Zealand property and facility services operations to create Brookfield Johnson Controls.

The merged entity will combine the local operations of Brookfield Multiplex Services, which provides real estate, facilities and project management services to a range of large corporate and government occupiers, with the Australian and New Zealand business of Johnson Controls Global WorkPlace Solutions (GWS), a leading provider of facilities, corporate real estate and energy management services.

Key highlights

•
Brookfield Johnson Controls will combine Johnson Controls GWS's global operating model, industry expertise and technology expertise with Brookfield Multiplex Services’ regional infrastructure, local knowledge and established real estate, facilities and project management capabilities.

•
The merged entity will manage more than 3.9 million square metres of property in more than 9,200 locations around Australia and New Zealand. Its revenue will be approximately $250 million, with a goal to double the size of the business over the next five years.

•	The company’s client base includes major global corporations such as Agilent Technologies, GlaxoSmithKline and Cisco, along with a number of federal, state and local government agencies.

Jon McCormick, managing director, Brookfield Johnson Controls, said: “This merger creates a new fully integrated real estate, facilities and project management provider, one of only a handful of companies in Australia and New Zealand able to offer such a broad range of services.

“There is a clear opportunity to achieve accelerated growth in a growing market. Internal research values the outsourced property services market in Australia and New Zealand at A$18 billion, which is expected to grow by approximately 5 per cent annually.  Both government agencies and corporates are increasingly looking to outsource property management functions to get innovative and professional services which can increase efficiency and deliver bottom-line value.  As a result, we see a real opportunity to draw on the expertise of our two global parent companies to provide a market-leading alternative.”

Extension of successful global partnership

Brookfield Johnson Controls is the second partnership between Brookfield and Johnson Controls globally.  The first, which was formed in Canada in 1992, is an established industry leader providing services to more than 12.5 million square metres (134 million square feet) in 11,500 locations across Canada.

Concurrent with the formation of Brookfield Johnson Controls in Australia, interests in the Canadian company will also be realigned.  The Canadian entity will be renamed Brookfield Johnson Controls.

The companies’ Canadian partnership has built a strong reputation in the financial services sector, counting many of Canada’s largest banks and financial institutions as clients.  This expertise will be used by Brookfield Johnson Controls to serve Australian and New Zealand financial services clients, among others.

“We expect the combined regional strength of Brookfield Multiplex Services, the Johnson Controls GWS international platform and the global expertise of our parent companies will be particularly compelling for banks, insurance companies and other financial institutions in the region,” said Mr McCormick.

“Our target sectors also include the life sciences, technology, industrial and oil and gas markets while our global reach will appeal to larger companies with operations in Australia and New Zealand looking to grow into international markets.”

Iain Campbell, vice president and general manager, Johnson Controls Global Energy and WorkPlace Solutions, said: “This merger represents an extension of the global Brookfield and Johnson Controls partnership.  Based on a relationship now spanning three decades, and drawing together the highly-complementary skill sets of our respective businesses, we are confident our new Australian and New Zealand business will have an immediate impact in this important market.”

Brian Kingston, CEO of Brookfield Australia, said: “Brookfield and Johnson Controls have enjoyed great success in Canada using a similar model to the one that will be employed in Australia.  The formation of this partnership was the next logical step in accelerating our growth in Australia and New Zealand, a market on which we place great importance and view with ongoing confidence.”

The merger agreement between Brookfield Multiplex Services and Johnson Controls GWS in Australia and New Zealand is subject to customary conditions precedent and is expected to close before the end of the calendar year.  Brookfield Johnson Controls intends to begin operations from early 2013.

--- ENDS ---

About Johnson Controls Global WorkPlace Solutions
Johnson Controls Global WorkPlace Solutions is a leading provider of facilities, corporate real estate and energy management for many of the world's largest companies. We create business advantage for our customers through tailored solutions that optimize their real estate performance and employee productivity while reducing total occupancy costs. Our 21,000 employees have delivered over $3 billion in savings for our customers over the last 10 years and ensure the business continuity of the 1.8 billion square feet of real estate that we manage in more than 75 countries.

About Johnson Controls
Johnson Controls is a global diversified technology and industrial leader serving customers in over 150 countries. Our 162,000 employees create quality products, services and solutions to optimize energy and operational efficiencies of buildings; lead-acid automotive batteries and advanced batteries for hybrid and electric vehicles; and interior systems for automobiles. Our commitment to sustainability dates back to our roots in 1885, with the invention of the first electric room thermostat. Through our growth strategies and by increasing market share we are committed to delivering value to shareholders and making our customers successful. In 2012, Corporate Responsibility Magazine recognized Johnson Controls as the #5 company in its annual "100 Best Corporate Citizens" list.

For additional information, please visit http://www.johnsoncontrols.com

About Brookfield Multiplex Services
Brookfield Multiplex Services provides real estate, facilities and project management services to a range of large corporate and government occupiers in Australia and New Zealand.  With more than 3 million square meters and 8,900 properties under management, Brookfield Multiplex Services has significant regional infrastructure and service capabilities that will add to our client service offering.

About Brookfield
Brookfield Asset Management Inc. is a global alternative asset manager with over $150 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbols BAM and BAMA, respectively, and on NYSE Euronext under the symbol BAMA.

For additional information, please visit www.brookfield.com

For further information, please contact:

MAGNUS Investor Relations + Corporate Communication

Ian Pope ipope@magnus.net.au +61 2 8999 1008 / +61 416 826 037	Garry Nickson gnickson@magnus.net.au +61 2 8999 1004 / +61 414 930 082

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield, Johnson Controls and their subsidiaries, as well as the outlook for North American, Australian, New Zealand and other economies for the current fiscal year and subsequent periods, and include words such as “expects”, “increase,” “grow,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield and Johnson Controls to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rate; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield and Johnson Controls  undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.